SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                              WHISTLER FUND, L.L.C.
                                (Name of Issuer)

                              WHISTLER FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                              Whistler Fund, L.L.C.
                           One World Financial Center
                               200 Liberty Street
                                   31st Floor
                            New York, New York 10281
                                 (212) 667-4225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                October 27, 2000
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation:  $20,000,000 (a)    Amount of Filing Fee   $4,000 (b)
--------------------------------------------------------------------------------


(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b) Calculated at 1/50th of 1% of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $4,000
Form or Registration No:  SCHEDULE TO
Filing Party:  WHISTLER FUND, L.L.C.
Date Filed:  October 27, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

     This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on October 27, 2000 by Whistler Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $20,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on October 27, 2000.

     This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

          1. The Offer expired at 12:00 midnight, New York time, on November 30, 2000.

          2. $10,217,855.46 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              WHISTLER FUND, L.L.C.

                                              By:  /s/ HOWARD M. SINGER
                                                 _______________________________
                                                 Name: Howard M. Singer
                                                 Title: Authorized Signatory

January 31, 2001